EXHIBIT 99.1

1st Quarter

INTERIM REPORT TO SHAREHOLDERS

for the three months ended January 31, 2011

The Role of Central Fund

To serve investors as "The Sound Monetary Fund".
To hold gold and silver bullion on a secure basis for the convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions
The investment policy set by the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form.  On January 31, 2011, 98.2% of Central Fund's net assets were held in gold and silver bullion.  Of this bullion, 99.5% was in physical form and 0.5% was in certificate form.

Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.

Safeguards
Central Fund’s bullion is stored on an allocated and fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce (the “Bank”), one of the major Canadian banks.

The Bank may only release any portion of Central Fund’s physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.

Bullion holdings and Bank vault security are inspected twice annually by Directors and/or Officers of Central Fund.  On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and Bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.

Conveniences
Central Fund's Class A shares are listed on the NYSE Amex (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars).  Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide liquid markets for the Class A shares of Central Fund.  The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

Unlike most other forms of gold and silver bullion investment, there are no ownership costs such as handling, storage and insurance paid directly by the investor.  As well, there are no bullion assay charges to a shareholder upon the sale or redemption of the Class A shares of Central Fund.

First Quarter Report

Central Fund currently holds 98.2% of its net assets in gold and silver bullion.  At January 31, 2011, Central Fund’s gold holdings consisted of 1,495,808 fine ounces of physical bullion and 8,427 fine ounces of gold bullion certificates for a total of 1,504,235 fine ounces.  Silver holdings consisted of 74,953,551 ounces of physical bullion and 255,551 ounces of silver bullion certificates for a total of 75,209,102 ounces.  Central Fund continues to fulfill its mandate as “The Sound Monetary Fund”.

On behalf of the Board of Directors:

J.C. Stefan Spicer, President & CEO

February 28, 2011

Robert R. Sale, RIP

Our friend, Robert Sale, a Director of Central Fund of Canada Limited, passed away at the Washington Hospital Center on Saturday, February 19, 2011 and our condolences and deepest sympathies have been conveyed to his family.

In 1983, Robert’s relationship with Central Fund began in his capacity as President of the firm leading a substantial underwriting of shares of the Company.  He became a director of Central Fund during this period and his clear focus and commitment to serving the interests of Shareholders continued for over 27 years.  Robert’s ability to grasp the conceptual stewardship function of Central Fund as ‘The Sound Monetary Fund’ helped build the foundation leading to the development, integrity and growth of the Company.  His ceaseless monitoring, generous contributions of his intellect and selfless dedication set high standards of excellence as a role model for his colleagues.  Those exceptional attributes serve as a lasting tribute to him.

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants Accounting Guideline 18, Investment Companies (“AcG-18”).  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2010 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2010 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the three months ended January 31, 2011.

Outstanding Shares

There were 238,282,713 Class A retractable shares and 40,000 Common shares issued and outstanding at January 31, 2011.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 5 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $252.1 million during the three months ended January 31, 2011 primarily as a result of a 15.8% increase in the price of silver.  The price of gold fell 1.5% during this same period.

The following table summarizes selected quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Jan. 31, 2011	Oct. 31, 2010	July 31, 2010	Apr. 30, 2010
Change in unrealized appreciation (depreciation) of holdings	$255.3	$741.2	$(99.3)	$292.6
Net income (loss)	$252.1	$738.5	$(101.7)	$290.4
Net income (loss) per Class A share	$1.06	$3.10	$(0.43)	$1.37

Total net assets	$4,158.8	$3,906.8	$3,170.3	$2,911.9

	Jan. 31, 2010	Oct. 31, 2009	July 31, 2009	Apr. 30, 2009
Change in unrealized appreciation (depreciation) of holdings	$20.7	$300.4	$124.1	$(29.9)
Net income (loss)	$18.6	$298.7	$122.6	$(31.4)
Net income (loss) per Class A share	$0.09	$1.55	$0.66	$(0.20)

Total net assets	$2,621.3	$2,382.3	$1,959.4	$1,836.9

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain adequate cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, AcG-18 requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

Net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended January 31, 2011 was $252.1 million compared to $18.6 million for the comparative period in 2010.  Virtually all of the net income was due to the change in the unrealized appreciation of silver.  Interest income increased compared to the comparable quarter in 2010 as interest rates on interest-bearing cash deposits were higher.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period ended January 31, 2011 to $1.9 million, from $1.3 million for the comparative period in 2010, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three month periods ended January 31, 2011 and 2010 remained unchanged at 0.08%.  For the twelve month period ended January 31, 2011, the expense ratio was 0.31% compared to 0.32% for the twelve month period ended January 31, 2010.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate limited income primarily to be applied towards expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the three months ended January 31, 2011, Central Fund’s cash reserves decreased by $5.3 million to $77.6 million.  This decrease was a result of the amounts used to pay expenses and the year-end Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Related party information

Please refer to Note 5 commencing on Page 9 of this interim report.

Future accounting policy

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.    However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.   It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on November 1, 2013.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning November 1, 2013.

Additional Information

This MD&A is dated February 28, 2011.  Additional information relating to the Company, including its Annual Information Form and 2010 Annual Report, is available on the SEDAR website at www.sedar.com.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)

	January 31	October 31
	2011	2010

Net assets:
Gold bullion, at market, average cost $1,082,841,134 (Note 2)	$1,996,118,990	2,025,827,619
Silver bullion, at market, average cost $897,877,881 (Note 2)	2,087,052,611	1,802,010,110
Cash (Note 3)	77,180,962	82,321,725
Short-term deposits (Note 3)	399,120	588,900
Prepaid bullion insurance	31,250	62,500
Interest receivable and other	57,315	62,216
	4,160,840,248	3,910,873,070
Accrued liabilities (Note 5)	(2,009,817)	(1,724,552)
Dividends payable	-	(2,382,827)

Net assets representing shareholders’ equity	$4,158,830,431	3,906,765,691

Represented by:
Capital stock (Note 4)
Class A shares issued: 238,282,713	$2,074,326,530	2,074,326,530
Common shares issued: 40,000	19,458	19,458
	2,074,345,988	2,074,345,988
Retained earnings inclusive of unrealized appreciation of holdings	2,084,484,443	1,832,419,703
	$4,158,830,431	3,906,765,691

Net asset value per share:
Class A shares	$17.45	16.39
Common shares	$14.45	13.39

Exchange rate: U.S. $1.00 = Cdn.	$1.0022	1.0188

Net asset value per share expressed in Canadian dollars:
Class A shares	$17.49	16,70
Common shares	$14.48	13.65

See accompanying notes to the financial statements.

On behalf of the Board:

“Douglas E. Heagle”	“Philip M. Spicer”
Director	Director

Statements of Income
(expressed in U.S. dollars, unaudited)
	Three months ended January 31
	2011	2010
Income:
Interest	$56,146	16,848
Change in unrealized appreciation of holdings	255,345,124	20,676,537
	255,401,270	20,693,385
Expenses:
Administration fees (Note 5)	1,924,136	1,312,745
Safekeeping, insurance and bank charges	1,156,280	609,042
Shareholder information	67,674	47,361
Directors’ fees and expenses	46,172	46,337
Legal fees (Note 5)	44,063	12,209
Accounting fees	43,819	40,448
Stock exchange fees	37,419	31,822
Registrar and transfer agent fees	16,967	12,132
Total expenses	3,336,530	2,112,096

Net income inclusive of the change in unrealized appreciation of holdings	$252,064,740	18,581,289
Net income per share:
Class A shares	$1.06	0.09
Common shares	$1.05	0.08

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

Three months ended January 31
	2011	2010
Net assets at beginning of period	$3,906,765,691	2,382,342,138
Add:
Net income inclusive of the change in unrealized appreciation of holdings	252,064,740	18,581,289
Increase in Class A capital	-	220,373,760
Increase in net assets during the period	252,064,740	238,955,049
Net assets at end of period	$4,158,830,431	2,621,297,187

See accompanying notes to the financial statements.

Statements of Retained Earnings
(expressed in U.S. dollars, unaudited)
Three months ended January 31
	2011	2010
Retained earnings:
Balance at beginning of period	$1,832,419,703	889,000,975
Net income inclusive of the change in unrealized appreciation of holdings	252,064,740	18,581,289
Balance at end of period	$2,084,484,443	907,582,264

    See accompanying notes to the financial statements.

Notes to Financial Statements
For the three months ended January 31, 2011
(amounts expressed in U.S. dollars unless otherwise stated)

1.	Summary of significant accounting policies:

The accounting policies applied in the preparation of these unaudited interim financial statements conform with those presented in Central Fund of Canada Limited’s (“Central Fund” or the “Company”) October 31, 2010 audited annual financial statements.  These interim financial statements do not include all of the disclosures included in the annual financial statements and, accordingly, should be read in conjunction with the annual financial statements.

2.	Gold and Silver Bullion:

Details of gold and silver bullion holdings at January 31, 2011, are as follows:

Holdings	Gold		Silver
400 fine oz bars	1,482,919
100 fine oz bars	12,889	1,000 oz bars	74,953,551
Bank certificates	8,427	Bank certificates	255,551
Total fine ounces	1,504,235	Total ounces	75,209,102

Market Value	Per Fine Ounce		Per Ounce
January 31, 2011	U.S.$	1,327.00	U.S.$	27.75
October 31, 2010	U.S.$	1,346.75	U.S.$	23.96

Average Cost	Per Fine Ounce		Per Ounce
January 31, 2011	U.S.$	719.86	U.S.$	11.94
October 31, 2010	U.S.$	719.86	U.S.$	11.94

3.	Cash and short-term deposits:

As at January 31, 2011 the Company held one Canadian dollar flexible GIC deposit with a Schedule I Canadian Bank in the amount of $399,120 (Cdn. $400,000) at a rate of 0.75% with a maturity date of January 28, 2012.  Cash deposits of $77,180,962 were held in a Canadian bank at a variable interest rate of 0.25%.

4.	Capital stock:

The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.  There were 238,282,713 Class A shares, which are retractable, and 40,000 Common shares issued and outstanding at January 31, 2011.

Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date.  Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date.  Since adoption of this redemption feature, no shareholders have submitted redemption requests.

On May 18, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $360,076,800.  The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,550,218 was retained by the Company in interest-bearing cash deposits for working capital purposes.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were $296,748 and net proceeds were $220,677,012.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, both in physical bar form. The balance of $13,801,183 was retained by the Company in interest-bearing cash deposits for working capital purposes.

5.	Related party transactions and fees:

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly, until at least October 31, 2015, at an annual rate of: 0.30% on the first $400 million of total net assets; 0.20% on the next $600 million of total net assets; and 0.15% on total net assets exceeding one billion dollars.

Included in accrued liabilities at January 31, 2011, is $624,596 (October 31, 2010: $591,513) which relates to the January administration fee payable to the Administrator.

For the three months ended January 31, 2011, the Company incurred fees totaling $33,989 (2010: $12,209) to legal firms of which two of the Company’s directors are partners or counsel, and $1,924,136 (2010: $1,312,745) to the Administrator, the Central Group Alberta Ltd.  The Board of Directors is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

6.	Management of financial risks:

The Company has risk management policies and procedures in place to identify risks related to financial instruments and physical assets.  The objective of these policies and procedures is to identify and mitigate risk.  The Company’s compliance with these policies and procedures is monitored by the Senior Officers, the Audit Committee and the Board of Directors of the Company.  Market fluctuations are unpredictable and outside the control of the Company.  New risk factors may emerge from time to time and it is not possible for the Company to predict all such risk factors.

Price risk

 Price risk is the risk that the price of a security or physical asset may decline.  It is possible to determine the impact that changes in the market prices of gold and silver will have on the Company’s net asset value per share both in U.S. dollars and Cdn. dollars.  Assuming as a constant exchange rate the rate which existed on January 31, 2011 of Cdn. $1.0022 for each U.S. dollar together with the holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.84 per share in both U.S. and Cdn. dollars.   A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.88 per share in both U.S. and Cdn. dollars.   If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately U.S. $1.71 per share or Cdn. $1.72 per share.

Currency risk

Currency risk is the risk that the value of an asset or liability will fluctuate due to changes in foreign exchange rates.

When expressed in U.S. dollars Central Fund’s net asset value per Class A share is largely unaffected by changes in the U.S./Cdn. dollar exchange rate due to the fact that nearly all of Central Fund’s net assets are priced in U.S. dollars.  For this same reason, an increase or decrease in the value of the U.S dollar relative to the Cdn. dollar would change the net asset value per Class A share as expressed in Cdn. dollars in the same direction by approximately the same percentage change in the value of the U.S. dollar

Due to the limited value of transactions initiated in Cdn. dollars throughout the period, a strengthening or weakening of the Cdn. dollar relative to the U.S. dollar applied to balances outstanding at January 31, 2011 would not have had any material impact on the net income for the three months ended January 31, 2011, assuming that all other variables, in particular interest rates, remained constant.

Credit risk

Credit risk on financial instruments is the risk of loss occurring as a result of the default of an issuer on its obligation to Central Fund.  Credit risk is monitored on an ongoing basis and is managed by the Company dealing only with issuers that are believed to be creditworthy.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to generate adequate cash resources to fulfill its payment obligations.  The Administrator regards all of Central Fund’s assets as liquid.  Central Fund traditionally has maintained sufficient cash reserves to enable it to pay expenses and dividends on its Class A shares.  Furthermore, over 98% of its net assets are in the form of gold and silver bullion which are readily marketable.

7.  Financial highlights:

	Three months ended January 31
	2011	2010
Class A per share performance:
Net asset value per share at beginning of period	$16.39	12.15
Net loss before the change in unrealized appreciation of holdings	(0.01)	(0.01)
Change in unrealized appreciation (depreciation) of holdings - gold	(0.13)	0.21
- silver	1.20	(0.10)
Total increase (1)	1.06	0.10
Net asset value per share at end of period	$17.45	12.31
Total return	6.5%	1.3%
Percentages and supplemental data:
Ratio as a percentage of average net assets:
Expenses (2)	0.08%	0.08%
Net loss before the change in unrealized appreciation of holdings (2)	0.08%	0.08%

The ratios are based on the weighted average number of shares outstanding during the period with the exception of the net asset values which are based on the actual number of shares outstanding at the relevant time.

(1)  This table is not meant to be a reconciliation of beginning to end of period net asset value per share.
(2)  Ratios not annualized.

8.	Capital stewardship:

The capital of the Company is represented by the issued and outstanding Class A and Common shares and the net asset value attributable to participating shareholders. The  Directors direct the Administrator to administer the capital of the Company in accordance with the Company’s stated objectives and restrictions, as stipulated in the Articles of Incorporation as amended, while maintaining sufficient cash to pay expenses of maintaining the Company and to meet demands for redemption (if any). The Company does not have any externally imposed capital requirements.

9.	Canadian and United States generally accepted accounting principles:

The accounting policies followed in these financial statements, which are in accordance with Canadian GAAP, are consistent with those that would apply under U.S. GAAP except for the following classification difference in the Statements of Net Assets. This U.S. GAAP classification difference has no effect on the reported net asset value per Class A share.

Subject to the terms and conditions described in note 4 to these financial statements, the Class A shares are redeemable at the option of the holder. This redemption feature is the basis for the U.S. GAAP classification difference.  The likelihood or probability of such redemption is not considered, nor is the fact that the Class A shares participate fully and proportionately with the common shares in changes in the value of the equity ownership of the Company.  Since adoption of this redemption feature in 1989, no holders of Class A shares have tendered their shares to the Company for redemption.

Under Canadian GAAP these shares are considered to be permanent equity and are classified in shareholders’ equity in the Statements of Net Assets.  Under U.S. GAAP, the redemption value of these shares is calculated in accordance with the provisions of the redemption feature and classified outside of shareholders’ equity as mezzanine equity for each reporting period, with changes in the redemption value from the beginning of each reporting period to the end of that reporting period being charged (or credited) to retained earnings.

10.  Future accounting policy:

In February 2008, Canada’s Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.  Public companies and trusts will be required to provide IFRS comparative information for the previous fiscal year.    However, in June 2010, an Exposure Draft issued by the AcSB entitled “Adoption of IFRSs by Investment Companies” proposed to allow entities that currently apply AcG-18 the option to defer implementation of IFRS until its fiscal year beginning on or after January 1, 2012.  This Exposure Draft was approved in October 2010.  On January 12, 2011, the AcSB further extended the date for deferral of the mandatory IFRS changeover date for qualifying investment companies to fiscal years beginning on or after January 1, 2013.  It is the intention of the Company to defer implementation of IFRS to its fiscal year beginning on November 1, 2013.

The Company is reviewing the key elements within IFRS that may result in a change in accounting policies that will impact its financial statements and accompanying note disclosures.  The assessment plan being implemented by the Company includes a position paper which highlights the material standards that need to be addressed under IFRS and preparation of an opening balance sheet and financial statements that incorporate IFRS accounting standards and policies.   The major areas of focus identified by the assessment include first year implementation decisions; statement of cash flows; classification of redeemable Class A shares; income taxes; increased note disclosure; and accounting for changes in unrealized appreciation (depreciation) of holdings.  The assessment is addressing the impact on the Company’s accounting system and internal control required to report under IFRS beginning on the implementation date.  The Company will continue with the assessment and implementation in preparation for its first annual filing under IFRS expected for the fiscal year beginning November 1, 2013.

Corporate Information

Directors	Officers
John S. Elder, Q.C.	Philip M. Spicer, Chairman
Douglas E. Heagle (A)(C)(I)(L)	Dale R. Spackman, Q.C., Vice-Chairman
Ian M.T. McAvity (C)(E)(I)	J.C. Stefan Spicer, President & CEO
Michael A. Parente CMA, CFP (A)(I)	Catherine A. Spackman CMA, Treasurer & CFO
Dale R. Spackman, Q.C. (E)	Teresa E. Poper CB, Assistant Treasurer
J.C. Stefan Spicer (E)	John S. Elder, Q.C., Secretary
Philip M. Spicer (E)
Consultant
Malcolm A. Taschereau, Retired Director

(A)	-	Member of Audit Committee
(C)	-	Member of Corporate Governance Committee
(E)	-	Member of Executive Committee
(I)	-	May be regarded as an independent director under Canadian securities administrators’ guidelines.
(L)	-	Lead Director

Messrs. John S. Elder and Douglas E. Heagle, who will not be standing for re-election as Directors this year, have served as dedicated Stewards on behalf  of Central Fund Shareholders for 27 and 47 years respectively. Their astute counsel and loyal, focused attentiveness have been exemplary. Their many years of invaluable contributions and experience will continue to benefit Central Fund Shareholders with Mr. Elder remaining as Secretary of and General Counsel to the Corporation and with Mr. Heagle consenting to being retained by the Administrator as an active ongoing advisor and consultant for Central Fund. Further information about these transitions is noted on page 9 of the January 11, 2011 Information Circular.

Administrator	Auditors
The Central Group Alberta Ltd.	Ernst & Young LLP
Calgary, Alberta	Canada

Banker	Custodian
Canadian Imperial Bank of Commerce	Canadian Imperial Bank of Commerce

Legal Counsel	Registrars and Transfer Agents
Dorsey & Whitney LLP, Toronto	CIBC Mellon Trust Company, Calgary,
Fraser Milner Casgrain LLP, Toronto	Montreal, Toronto and Vancouver
Parlee McLaws LLP, Calgary	Mellon Investor Services LLC, New Jersey

Head Office	Shareholder and
Hallmark Estates	Investor Inquiries
Suite 805, 1323-15th Avenue S.W.	Administrator, P.O. Box 10050
Calgary, Alberta T3C 0X8	Ancaster, Ontario L9K 1P2
Telephone (403) 228-5861	Telephone (905) 648-7878
Fax (403) 228-2222	Fax (905) 648-4196

Website: www.centralfund.com
E-mail: info@centralfund.com

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbol	Newspaper Quote Symbol

NYSE Amex	CEF	CFCda

The Toronto Stock Exchange	CEF.A in CDN $	CFund A
CEF.U in US $

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com; or by calling the Administrator’s Investor Inquiries Office at (905) 648-7878; or by sending an email to info@centralfund.com.  The Thursday net asset value is published on a regular basis in several financial newspapers including the following:

In the United States (figures published in U.S. $):

■ Barrons
■ New York Times
■ Wall Street Journal

In Canada (figures published in Canadian $):

■ National Post:  Financial Post Section
■ The Globe and Mail:  Report on Business